EnCana completes US$1.5 billion offering of debt securities
CALGARY, Alberta (December 4, 2007) — EnCana Corporation (TSX, NYSE: ECA) has completed a public offering in the United States of US$1.5 billion Notes in two tranches. One tranche is US$700 million with a coupon rate of 5.90% due December 1, 2017. The second tranche is US$800 million with a coupon rate of 6.50% due February 1, 2038. The net proceeds of the offering will be used to repay a portion of the credit facilities used to acquire the Deep Bossier natural gas and land interests in East Texas of Leor Energy.
These debt securities have been assigned a rating of A- by Standard & Poor’s Ratings Services, Baa2 by Moody’s Investors Service and A (low) by DBRS Limited.
The offering was made in the United States under EnCana’s previously filed shelf prospectus dated September 22, 2006 and a prospectus supplement dated November 28, 2007. Citi and UBS Investment Bank acted as joint book-running managers for the offering.
EnCana Corporation
With an enterprise value of approximately US$55 billion, EnCana is a leading North American unconventional natural gas and integrated oilsands company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
EnCana Corporate Communications Investor contact: Susan Grey Manager, Investor Relations (403) 645-4751	Media contact: Alan Boras Manager, Media Relations (403) 645-4747